

September 29, 2009

<u>via U.S. Mail</u>

Mr. Massimiliano Pozzoni
President and Director
Cobra Oil & Gas Company
2100 North Loop South, Suite 900
Houston, Texas 77002

> **Re: Cobra Oil & Gas Company**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 11, 2009**
> **File No. 0-52788**

Dear Mr. Pozzoni:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Scott Rapfogel, Esq.